Exhibit (d)(3)
May 24, 2010
William Patterson
Chairman of the Board
American Italian Pasta Company
c/o Stonecreek Management, LLC
6811 Shawnee Mission Parkway, Suite 205
Overland Park, Kansas 66202
         Re: Exclusivity
Dear Bill:
     In connection with our proposal to purchase (the “Acquisition”) American Italian Pasta Company (“AIPC”), you have agreed to enter into this letter agreement and to be bound in accordance with the terms hereof.
     1. Exclusivity. In consideration of the substantial expenditure of time and effort to be undertaken by Ralcorp Holdings, Inc. (“Ralcorp”) and its representatives in connection with this letter agreement and the proposed Acquisition, AIPC hereby undertakes and agrees that without the prior written consent of Ralcorp, prior to June 30, 2010 (the “Termination Date”), neither AIPC nor any of its direct or indirect subsidiaries, employees, officers, directors, affiliates or representatives shall engage in any Business Combination (as defined below) other than the Acquisition contemplated hereby (any such other Business Combination is referred to as an “Alternative Transaction”) or, directly or indirectly, (A) solicit, initiate, assist or encourage (including by way of furnishing non-public information) or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Alternative Transaction, or (B) participate in any discussions or negotiations regarding an Alternative Transaction. AIPC and its direct or indirect subsidiaries, employees, officers, directors, affiliates, and representatives shall cease all discussions and negotiations with respect to any Alternative Transaction and will immediately inform Ralcorp in the event any Alternative Transaction proposal is made.
     For purposes hereof, “Business Combination” means any (x) merger, consolidation, business combination, joint venture or similar transaction relating to AIPC or any of its subsidiaries (or any part thereof), or (y) any sale or other disposition of the capital stock of or other equity interests (or securities convertible into, or exercisable or exchangeable for capital stock or other equity interests) of AIPC or any of its subsidiaries (or any part thereof), excluding the exercise of outstanding awards under AIPC’s Equity Incentive Plan or sales under AIPC’s 401(k) Plan or (z) any sale, dividend or other disposition of any assets of properties of AIPC or any of its subsidiaries (or any part thereof), other than in the ordinary course of business, other than immaterial assets and other than the sale of AIPC’s Martha Gooch® brand.
2. Access to Information. To assist Ralcorp in conducting its due diligence review of AIPC, AIPC shall afford, and cause its officers, directors, affiliates and representatives to afford, to Ralcorp and its representatives access to the properties, business, personnel, and financial, legal, tax and other data and information of or relating to AIPC as any of them may reasonably

William Patterson
May 24, 2010

request, subject to the terms and conditions of the Confidentiality Agreement dated May 3, 2010 between the parties (the “Confidentiality Agreement”). Nothing in this letter agreement shall impair the obligations of the parties under the terms of the Confidentiality Agreement which shall remain in full force and effect.
     3, No Disclosure. None of AIPC nor any of its affiliates or representatives will disclose the existence of this letter agreement, the confidentiality agreement by and between AIPC and Ralcorp dated May 3, 2010 or the proposal by Ralcorp with respect to AIPC or any of the terms of any of the foregoing without the prior written consent of Ralcorp, except as otherwise required by law.
     4. Expenses. Each of the parties shall be solely responsible to pay its own expenses (including, without limitation, for all purposes hereof, legal expenses) incurred in preparing this letter agreement and in preparing and negotiating the definitive agreement for the Acquisition (the “Acquisition Agreement”), whether or not the Acquisition is consummated.
     5. Termination. Except for paragraph 3, which shall survive any termination of this letter agreement for a period of three years and except for paragraphs 4, 5 and 6, which will survive any termination of this letter agreement, this letter agreement will automatically terminate and be of no further force and effect upon the earliest to occur of (i) the execution and delivery of the Acquisition Agreement, (ii) the mutual written agreement of AIPC and Ralcorp and (iii) the Termination Date. Notwithstanding the previous sentence, the termination of this letter agreement shall not affect any rights any party has with respect to the breach of this letter agreement by another party prior to such termination.
     6. Legal Effect. It is not the intention of the parties that this letter agreement, or any actions of the parties (or their respective employees, officers, partners, affiliates or representatives) hereto, be, or be deemed to constitute, a legally binding obligation or commitment of AIPC or Ralcorp (or any of their respective employees, officers, partners, affiliates or representatives) with respect to the negotiation or investigation of the Acquisition or to enter into an Acquisition Agreement, except that paragraphs 1 through 5 and this paragraph 6 of this letter agreement are intended to be enforceable. Any legal obligation binding upon the parties hereto with respect to the Acquisition, except with respect to paragraphs 1 through 5 and this paragraph 6 of this letter agreement, is subject to, and shall exist only upon, due execution and delivery of an Acquisition Agreement. This letter agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
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William Patterson
May 24, 2010

     In you are in agreement with the contents of this letter agreement, kindly indicate the same by signing a copy of this letter agreement and returning it to the undersigned.

Very truly yours,

/s/ David P. Skarie

David P. Skarie
Co-Chief Executive Officer and President
Accepted this 24th day of May, 2010 by and
on behalf of the following:
American Italian Pasta Company

By:	/s/ William R. Patterson

Name:	William R. Patterson

Title:	Chairman of the Board